Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, Wisconsin 53223
P.O. Box 245036
Milwaukee, WI 53224-9536 (414) 355-0400
August 6, 2007
Via EDGAR System
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

RE:	Badger Meter, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 6, 2007 File No. 001-06706
Dear Mr. Cascio:
This is in response to your letter of July 11, 2007, in which you requested responses to comments raised during your review of the Form 10-K referenced above. To aid in your review of our response, we have repeated your comments (in bold italics) before each response (in regular type). In this letter, “we” or “the Company” refers to Badger Meter, Inc., and its management generally.
Form 10-K for the fiscal year ended December 31, 2006
Consolidated Financial Statements
Consolidated Statement of Cash Flows, page 21
1.	Please tell us how you have reflected the stock compensation expense for stock-based awards accounted for under SFAS 123(R) within the consolidated statement of cash flows. Generally, this amount is presented as an adjustment to reconcile net earnings to net cash provided by operating activities.

Response: Stock compensation expense of $1,031,000 is reflected in the consolidated statement of cash flows in the line titled “Non-current employee benefits.” The amounts related to this caption in the consolidated statement of cash flows represent an adjustment for the accumulation of all non-cash employee benefit expenses that are necessary to reconcile net earnings to net cash provided by operating activities.

2.	In future filings, please revise to ensure that you comply with the requirement in SFAS 95, paragraph 7 that the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows are the same amounts presented as cash and cash equivalents on the balance sheets. For example, you can separately quantify on the face of the statement of cash flows the portion of each (i) net decrease in cash and cash equivalents; (ii) cash and cash equivalents at the beginning of the period, and (iii) cash and cash equivalents at the end of the period attributable to continuing operations and the portion attributable to discontinued operations. The amount of cash and cash equivalents included within “current assets of discontinued operations” on the balance sheet may be shown parenthetically or as a single line on the balance sheet.

Response: We respectfully note that the “Cash-end-of-year” caption in the statement of cash flows did have an asterisk, which explained how much cash was included in discontinued operations. In future filings, we will parenthetically disclose on the face of the consolidated balance sheet the amount of cash and cash equivalents included within “current assets of discontinued operations” and we will separately quantify on the face of the consolidated statement of cash flows the portion of cash at the beginning of the period and cash at the end of the period attributable to continuing operations and attributable to discontinued operations.
Consolidated Statements of Shareholders’ Equity, page 22
3.	Please tell us how you have reflected stock based compensation expense within your statement of shareholders’ equity for the year ended December 31, 2006.

Response: Total stock based compensation expense for 2006 is $1,031,000 as disclosed in Note 1. This includes $214,000 of compensation expense for certain share based payment awards where the service inception date precedes the grant date. Accordingly, such awards are remeasured at each balance sheet date based on fair value, and therefore do not impact consolidated shareholders equity until the date of grant. The remainder of the compensation expense consists of amounts relating to stock options and restricted stock that do impact consolidated shareholders equity. The $298,000 of expense for stock options was included in the line “Stock options exercised” due to its relative immateriality. In future filings we will change the title of this line to “Stock option transactions” to more appropriately reflect the nature of the items included in this line. The $519,000 of expense for Restricted Stock, is reflected in the Consolidated Statements of Shareholders’ Equity in the line titled “Restricted stock transactions.”

Note 1. Summary of Significant Accounting Policies, page 23
Warranty and After-Sale Costs, page 24
4.	In future filings, please disclose how provisions for warranties and after-sale costs are estimated.

Response: In future filings, we will provide additional disclosure on how provisions for warranties and after-sale costs are estimated. Such disclosure will indicate that provisions for warranties are based upon historical experience of product failures together with any specific provision for known product problems.
Note 3. Discontinued Operations, page 29
5.	Please revise future filings to include a description of the facts and circumstances leading to the disposal of the French subsidiary as well as the expected manner and timing of disposal. Refer to paragraph 47(a) of SFAS 144.

Response: In future filings, we will include additional description of the facts and circumstances leading to the disposal of the French subsidiaries as well as the expected manner and timing of disposal. Such disclosure will indicate that due to historical losses within the French operations the Company began to explore strategic alternatives for the business. The disposition of the business would be via a sale transaction(s) with completion in 2007.
6.	We reference the disclosure on page 29 that an appraisal was used to determine the fair value of discontinued operation’s asset group. While in future filings, management may elect to take full responsibility for valuing the asset group, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response: Because the long-lived asset group was sold in the second quarter of 2007 there will be no reference to the appraisal in future filings.
Note 6. Commitments and Contingencies, page 32
B. Contingencies
7.	In your response and in future filings, please provide additional information regarding the asbestos lawsuits, particularly those matters where you have been named a Potentially Responsible Party (PRP). Clarify the number of claims filed and the status of each of these claims. Disclose your exposure related to the PRP sites. Clarify the reason that you believe these matters will not have a significant impact on results of operations, liquidity or financial condition. Please note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities you should (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Refer to SAB Topic 5.Y. and SOP 96.1.

Response: Your comment letter specifically references our asbestos lawsuits but does not specifically address our environmental matters. However, based on your reference to matters where we have been named as a “potentially responsible party” (PRP), it appears the comment is intended to address the asbestos litigation and environmental matters, particularly those environmental matters where we have been named a PRP. With this understanding of the comment, our response is as follows:

Asbestos Litigation

We believe the asbestos-related litigation will not have a material adverse effect on our financial position or results of operations because a number of cases have already voluntarily been dismissed and have been initiated by claimants whom we do not believe will be able to conclusively demonstrate exposure to asbestos through products manufactured or sold by us. Consequently, we respectfully submit that we do not believe it is relevant to disclose the actual number of asbestos-related lawsuits since the number of lawsuits does not have any significant bearing on our exposure. Accordingly, we have included the following disclosure in our most recent Quarterly Report on Form 10-Q:

“Like other companies in recent years, we have been named as a defendant in numerous multi-party lawsuits alleging personal injury as a result of exposure to asbestos, manufactured by third parties, and integrated into a very limited number of our industrial products. We are vigorously defending against these claims. Although it is not possible to predict the ultimate outcome of these matters, we do not believe the ultimate resolution of these issues will have a material adverse effect on our financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole. This belief is based in part on the number of cases already voluntarily dismissed and that have been initiated by claimants who have not demonstrated exposure to products manufactured or sold by us.”

Environmental Matters

We have been named as a PRP at two landfill sites. Accordingly, we have included the following disclosure in our most recent Quarterly Report on Form 10-Q:

“We are subject to contingencies related to environmental laws and regulations. Currently, we are in the process of resolving matters relative to two landfill sites where we have been named as one of many potentially responsible parties. These sites are impacted by the Federal Comprehensive Environmental Response, Compensation and Liability Act and other environmental laws and regulations. At this time, we do not believe the ultimate resolution of these issues will have a material adverse effect on our financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole. This belief is based on our assessment of our limited past involvement with these sites as well as the substantial involvement of other named third parties in these matters. However, due to the inherent uncertainties of such proceedings, we cannot predict the ultimate outcome of these matters. A future change in circumstances with respect to these specific matters or with respect to sites formerly or currently owned or operated by the Company, or with respect to off-site disposal locations used by the Company, could result in future costs to the Company and such amounts could be material.”
* * *
As requested by you, we are enclosing a “Tandy” statement with this response letter. If you have any questions, please call me. My direct number is (414) 371-5705.
Very truly yours,
BADGER METER, INC.

/s/ Richard E. Johnson
Richard E. Johnson
Sr. VP-Finance, Chief Financial Officer and Treasurer

5